UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-37829

AIOS Tech Inc.

(Registrant’s name)

Room 407, Tower 2, Harbour Centre

8 Hok Cheung Street, Hunghom, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

AIOS Tech Inc. (the “Company”) received a letter dated April 1, 2026, from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its Class A Common Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A Common Shares, and the Class A Common Shares will continue to trade uninterrupted under the symbol “AIOS.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until September 28, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A Common Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 28, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 3, 2026 - AIOS Tech Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIOS Tech Inc.

Date: April 3, 2026	By:	/s/ Guo Li
	Name:	Guo Li
	Title:	Co-Chief Executive Officer

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